Exhibit 99.1

Castor Maritime Inc. Announces Record Date for the Proposed Spin-Off of its Tanker Fleet

Limassol, Cyprus, February 2, 2023 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announced today that, in relation to the previously announced spin-off of its wholly owned subsidiary, Toro Corp., the record date has been revised to February 22, 2023 and the Company now expects to complete the distribution of Toro Corp. common shares in March 2023.

Additional information regarding Toro Corp. and the proposed spin-off transaction may be found in Toro Corp.’s amended registration statement on Form 20-F filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The proposed distribution and spin-off remain subject to, among other things, the registration statement on Form 20-F being declared effective and the approval of the listing of Toro’s common shares on the Nasdaq Capital Market, which has not yet occurred. There can be no assurance that the distribution or the spin-off will occur or, if they do occur, of their terms or timing. A copy of the registration statement on Form 20-F is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 30 vessels, with an aggregate capacity of 2.5 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 12 Panamax dry bulk vessels, 1 Aframax, 5 Aframax/LR2, 2 Handysize tankers and 2 2,700 TEU containership vessels.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the proposed spin-off transaction, our business strategy, dry bulk and tanker market conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com